UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

PriceSmart, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

741511109
(CUSIP Number)

Sergio Montero Querejeta, Chief Corporate Officer Ave. Ejercitio Nacional 350 Delegacion Miguel Hidalgo Col. Chapultepec Morales 11570 Mexico, D.F. Mexico +011 (52-55) 52 69 8470
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

D. Scott Bennett, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

December 8, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741511109

1	NAMES OF REPORTING PERSONS — I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Grupo Gigante, S.A.B. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,508,895

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,508,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,508,895

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS — I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gigante Retail, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☑ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,508,895

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,508,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,508,895

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D filed on January 31, 2002, by Grupo Gigante, S.A. de C.V., a public company formed under the laws of the United Mexican States, that, as a result of  the amendments of the Mexican Securities Law in 2006, adopted the name of Grupo Gigante S.A.B. de C.V. (“Grupo Gigante”). Grupo Gigante and Gigante Retail, S.A. de C.V. (“Gigante Retail”), a corporation formed under the laws of the United Mexican States and a 99% directly owned subsidiary of Grupo Gigante, shall together be referred to as the “Reporting Persons.”

The Schedule 13D had been filed in connection with the acquisition by Grupo Gigante listed in the Schedule 13D of 600,000 shares (the “Shares”) of common stock ($0.0001 par value) of PriceSmart, Inc., a Delaware Corporation (the “Company”). The principal executive offices of the Company are located at 9470 Scranton Road, San Diego, California 92121.

Item 2.	Identity and Background.

The address of the principal business and office of Grupo Gigante and Gigante Retail is Ave. Ejercito Nacional 350, Col. Chapultepec Morales, Delegacion Miguel Hidalgo, 11570 Mexico, D.F., Mexico. The principal business of Grupo Gigante and Gigante Retail is to sell general merchandise, food and related products and services through their subsidiaries. The names, business addresses, principal occupations and citizenship of the directors and principal executive officers of Grupo Gigante and Gigante Retail are set forth in Schedule I and Schedule II, respectively, attached hereto.

During the last five years, neither Grupo Gigante nor, to the best knowledge of Grupo Gigante, any of the persons named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, neither Gigante Retail nor, to the best knowledge of Gigante Retail, any of the persons named in Schedule II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

As reported in the Schedule 13D, on January 15, 2002, Grupo Gigante and the Company entered into a Series A Preferred Stock and Warrant Purchase Agreement (the “Stock and Warrant Purchase Agreement”) providing for, among other things, the purchase by Grupo Gigante from the Company of (i) 15,000 shares of the Company’s 8% Series A Cumulative Convertible Redeemable Preferred Stock, par value $.0001 per share (the “Series A Preferred Stock”), and (ii) a warrant to purchase 200,000 Shares, at an exercise price of $37.50 per Share (the “Warrant”). On November 23, 2004, pursuant to the Stock and Warrant Purchase Agreement, the Series A Preferred Stock was converted into 1,667,333 Shares at the then applicable conversion price. The Warrant was not exercised.

On October 31, 2007, Grupo Gigante, Gigante, S.A. de C.V., a subsidiary of Grupo Gigante, and the Company agreed to terminate (except for any continuing obligations regarding confidentiality) any existing contracts, agreements, or any other type of arrangements or commitments among the Company, Grupo Gigante and Gigante, S.A. de C.V., including, but not limited to, the commercial joint venture for the development of and operation of warehouses in México entered into between Grupo Gigante and the Company on January 15, 2002.

Grupo Gigante transferred all of its Shares to Gigante Retail, its 99% owned subsidiary, on November 7, 2013.  Gigante Retail has held all of such Shares in the Company until the first transaction listed in Item 5(c) below. On December 8, 2015, Gigante Retail ceased to be the beneficial owner of more than five percent (5%) of the Shares of the Company and therefore, the Reporting Persons will cease to report their equity holdings in the Company going forward. Although the Reporting Persons currently have no definitive plans relating to the remaining Shares that they hold, they currently expect to dispose of all or a portion of the Company’s Shares they hold in one or more transactions.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Shares of the Company on December 8, 2015 (4.999% of the Shares were beneficially owned by the Reporting Persons as of the date hereof).

(c) Beginning on October 20, 2015, Gigante Retail began to sell Shares of the Company in the open market.  From October 20, 2015 through December 8, 2015, Gigante Retail sold 158,438 Shares in the open market.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Shares of the Company on December 8, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2015

GRUPO GIGANTE S.A.B. DE C.V.

By:	/s/ Sergio Montero Querejata
	Name:	Sergio Montero Querejata
	Title:	Chief Corporate Officer

GIGANTE RETAIL, S.A. DE C.V.

By:	/s/ Sergio Montero Querejata
	Name:	Sergio Montero Querejeta
	Title:	Director

SCHEDULE I

GRUPO GIGANTE, S.A.B DE C.V.

Unless otherwise indicated, each of the individuals named below is a citizen of Mexico and has his business address at Ave. Ejercito Nacional 350, Col. Chapultepec Morales, Delegacion Miguel Hidalgo, 11570 Mexico, D.F., Mexico.

Name	Position With Grupo Gigante, Principal Occupation and Business Address

Angel Losada Moreno	Chairman of the Board and Chief Executive Officer Mr. Losada’s principal occupation is Chairman and Chief Executive Officer of Gigante.

Gonzalo Barrutieta Losada
Director

Mr. Barrutieta’s business address is Juan Salvador Agraz 65
Piso 8, Lomas de Santa Fe, 05310 México, D.F.
Mr. Barrutieta’s principal occupation is Chief Executive Officer of  IPC de México, S.A. de C.V.

José Alverde Losada	Director Mr. Alverde’s business address is Alpes 324, Lomas de Chapultepec, C.P. 11000, México D.F. Mr. Alverde’s principal occupation is Chief Executive Officer of Desarrolladora A&L.

Braulio Antonio Arsuaga Losada	Director Mr. Arsuaga’s business address is Campos Eliseos 223, Polanco, 11560, México, D.F. Mr. Arsuaga’s principal occupation is Chief Executive Officer of Grupo Presidente.

Roberto Salvo Horvilleur	Director Mr. Salvo is a citizen of Nicaragua and his principal occupation is independent consultant.

Luis Santana Castillo	Director Mr. Santana’s business address is Ave. Industrialización 13, int. 28, Rincón Alamos Queretaro, Qro. Mr. Santana’s principal occupation is independent consultant.

Lorenzo Peón Escalante
Director

Mr. Peon´s business address is Ave. 16 de Septiembre 27, 2nd Floor, Centro Historico, 06000, México D.F.
Mr. Peon´s principal occupation is consultant of the President of the Club de Banqueros de México.

Name	Position With Grupo Gigante, Principal Occupation and Business Address

Manuel Somoza Alonso	Director Mr. Somoza’s business address is Palmas 215, 8th Floor, Lomas de Chapultepec, 11000, México D.F. Mr. Somoza’s principal occupation is President of Samoza, Musi y Asociados, S. de R.L. de C.V.

Gilberto Perez Alonso Cifuentes
Director

Mr. Perez-Alonso’s business address is Alejandro Dumas 103,  PH, Polanco C.P. 11560 Mexico, D.F.
Mr. Perez-Alonso’s principal occupation is Chief Executive Officer of Rodegil, S.C. (financial and strategic consulting).

Javier Molinar Horcasitas
Director

Mr. Monlinar’s business address is Paseo de los Tamarindos 400-B, 25th Floor, Bosques de las Lomas, 05120, México D.F.
Mr. Monlinar’s principal occupation is Partner of Ventura Capital Privado.

Luis Rebollar Corona	Director Mr. Rebollar’s business address is Club Campestre de la Ciudad de México, int. 14, Churubusco Country Club, Mexico, D.F. Mr. Rebollar’s, principal occupation is independent consultant.

Alfonso Salem Slim	Director Mr. Salem’s business address is Lago Zurich 245, 20th Floor, Ampliacion Granada, 11529, México D.F. Mr. Salem’s principal occupation is President of Carso in the Real Estate section.

Juan Carlos Mateos Duran de la Huerta	Director Mr. Mateos’ business address is Gob. Manuel Reyes Veramedi 6, San Miguel Chapultepec, 11850, México D.F. Mr. Mateos’ principal occupation is CFO of Grupo Pochteca, S.A. de C.V.

Sergio Montero Querejata	Chief Corporate Officer and Assistant Secretary of the Board Mr. Montero’s principal occupation is Chief Corporate Officer of Gigante.

Javier Martinez del Campo Lanz	Secretary of the Board Mr. Martinez’s business address is Paseo de la Reforma 342, 30th Floor Cuauhtemoc, 06500, México D.F. Mr. Martinez’s principal occupation is Partner at Jones Day, S.C.

SCHEDULE II

GIGANTE RETAIL, S.A. DE C.V.

Unless otherwise indicated, each of the individuals named below is a citizen of Mexico and has his business address at Ave. Ejercito Nacional 350, Col. Chapultepec Morales, Delegacion Miguel Hidalgo, 11570 Mexico, D.F., Mexico.

Name	Position With Gigante Retail, Principal Occupation and Business Address

Angel Losada Moreno	Chairman of the Board Mr. Losada’s principal occupation is Chairman and Chief Executive Officer of Gigante.
Sergio Montero Querejata	Director Mr. Montero’s principal occupation is Chief Corporate Officer of Gigante.
Jaime Alverde Losada	Director Mr. Alverde’s business principal occupation is Chief Executive Officer of Gigante Grupo Inmobiliario, S.A. de C.V.
Federico Bernaldo de Quirós Gonzalez Pacheco
Director

Mr. Bernaldo de Quiros’ business address is Jaime Balmes 11, Los Morales Polanco, 11000, Mexico, D.F.
Mr. Bernaldo de Quiros’ business principal occupation is Chief Executive Officer of Restaurantes Toks, S.A. de C.V.

Gonzalo Barrutieta Losada
Director

Mr. Barrutieta’s business address is Juan Salvador Agraz 65
Piso 8, Lomas de Santa Fe, 05310 México, D.F.
Mr. Barrutieta’s principal occupation is Chief Executive Officer of  IPC de México, S.A. de C.V.